Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836




         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospecutus filed with the Securities and Exchange Commission by Aloha Holdings and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings has filed a preliminary joint proxy statement/prospectus, and will be filing a definitive joint proxy statement/prospectus and other relevant documents, concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS IS SUBJECT TO CHANGE. INVESTORS AND SECURITYHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D.
BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF MARCH 4, 2002.

Hi, this is Greg with the voicemail update for the week of March 4th. This weekend we upgraded this voicemail hotline in order to make it easier for everyone to use. The hotline was getting so much use we simply outgrew the system we started with in January. As a result of this upgrade, if you would like to leave me a message you will need to dial "2" and the "#" sign at the end of this message. We're working very hard to get back to everyone within 48 hours if you have a question. In addition, please remember that there is a lot of information available about our merger on the SEC website at www.sec.com. I'm looking forward this week to speaking to a group of our travel partners and meeting with several of our key customers. I will also be on Kona on Wednesday and look forward to seeing many of you then. I very much enjoy my visits to the neighbor islands. It's always fun to talk with you, tour the businesses of our cargo customers, and meet business and community leaders. These meetings are important so we can explain what we're doing, listen and respond to everyone. One of the real benefits for me is I get to see the operation up close. You all do a tremendous job everyday. I also notice many things we can do to make your job easier and the lines for our customers shorter. We continue to make good progress on the financing plans for our new airline. As we finalize our plans I'll be sure and tell you. It's very gratifying to see how our vendors and our financial partners are willing to support our merger with their capital. They're betting on you and the great job you do everyday. Your union representatives are meeting continuously to work on merging a seniority list and combining the contracts. I think they're doing a good job representing you and they've certainly been at this process tirelessly. I'm more convinced than ever that working together we can build a strong, profitable, growing airline for Hawaii. I'm proud to be on your team. Remember, if you'd like to leave me a message with a question that you'd like me to answer, please dial "2" and hit the "#" sign now.